UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 5, 2015

Commission File Number 1-14728

LATAM Airlines Group S.A.

(Translation of Registrant’s Name Into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Santiago, June 5, 2015

Mr. Carlos Pavez Tolosa

Commissioner

Securities and Insurance Commission

By Messenger

Dear Commissioner:

As provided in Articles 9 and 10 of the Securities Market Law and in General Rule #30, under due authorization, please be advised of the following MATERIAL DISCLOSURE:

(a)	As informed under Material Disclosure of May 20, 2015, LATAM Airlines Group S.A. (“LATAM) on June 4th, 2015, has agreed to issue and place in the international markets, pursuant to the Rule 144-A and Regulation S of the securities regulations of the United States of America, senior unsecured notes in the principle amount of US$500.000.000, due in 2020, at an annual initial interest rate of 7,25% (the “144-A Bond” or the “Issuance”); and

(b)	As also informed under Material Disclosure of May 20, 2015, the Issuance and placement of the 144-A Bond will have the purpose of (i) financing the repurchase of the senior guaranteed bonds due in 2020, issued by TAM Capital 2 Inc., pursuant to Rule 144-A and Regulation S of the securities regulations of the United States of America (“TAM 2020 Bond”); and (ii) with any remaining funds, to finance other corporate general matters.

In accordance with Circular No. 988 of the Chilean Securities and Insurance Commission, LATAM informs that in this stage it is not possible to quantify the effects of this transaction in LATAM’s results, in case it is materialized.

Finally, it is stated that LATAM will release as information of interest for the markets, the communications attached to this Material Disclosure, in order to provide further information in connection with the operations related to the Issuance of the 144-A Bonds, and regarding the repurchase of the TAM 2020 Bonds, and which will be distributed in the relevant markets in which those operations will take place.

Very sincerely yours,

Cristián Toro
VP Legal
LATAM Airlines Group S.A.

LATAM AIRLINES GROUP S.A. ANNOUNCES PRICING OF OFFERING OF SENIOR UNSECURED NOTES

Santiago, Chile, June 5, 2015 - LATAM Airlines Group S.A. and its affiliates, (“LATAM Airlines Group” or “the Company”) (NYSE: LFL / IPSA: LAN / Bovespa: LATM33), the leading airline group in Latin America, announced today it has priced its previously announced offering (the “Offering”) of $500,000,000 aggregate principal amount of 7.250% senior unsecured notes (the “Notes”). The Notes will mature on June 9, 2020. Interest on the Notes will be paid on each June 9 and December 9, commencing on December 9, 2015.

A portion of the Notes will be used to refinance the existing 9.50% Senior Guaranteed Notes due 2020 of TAM Capital 2 Inc. (the “TAM 2020 Notes”). As part of the refinancing, Citigroup Global Markets Inc. (the “Offeror”) launched on May 21, 2015 a cash tender offer for any and all of the TAM 2020 Notes and related consent solicitation to amend certain provisions in the indenture governing the TAM 2020 Notes. As of 5:00 P.M., New York City time, on June 4, 2015, approximately $195,938,000 in principal amount of the outstanding TAM 2020 Notes had been validly tendered (and not validly withdrawn) to the Offeror. It is intended that the TAM 2020 Notes purchased by the Offeror in the tender offer will be exchanged by the Offeror with LATAM Airlines Group for a portion of the Notes sold in the Offering. LATAM intends to use the net proceeds from the Notes sold in the Offering that are not exchanged for TAM 2020 Notes to redeem any TAM 2020 Notes that are not tendered pursuant to the Tender Offer. Any remaining proceeds will be used for general corporate purposes.

The Notes will be senior unsecured obligations of LATAM Airlines Group. The Offering is subject to customary conditions, and there can be no assurances that the Offering will be consummated.

The Notes have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any other jurisdiction. As a result, they may not be offered or sold in the United States or to any U.S. persons except pursuant to an applicable exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. The Notes will be offered only to qualified institutional buyers pursuant to Rule 144A under the Securities Act and to non-U.S. persons outside the United States under Regulation S under the Securities Act.

This news release does not constitute an offer to sell, or a solicitation of an offer to buy, any securities. The Offering will be made only by means of the confidential offering memorandum.

The tender offer and the consent solicitation are being made only pursuant to the terms and conditions set forth in an offer to purchase and consent solicitation statement dated May 21, 2015 (the “Tender Offer and Consent Solicitation Statement”) and the related letter of transmittal and consent (the “Letter of Transmittal” and, together with the Offer and Solicitation Statement, the “Offer Documents”), which have been sent to holders of the TAM 2020 Notes. This news release is not an offer to purchase, a solicitation of an offer to sell or a solicitation of consents with respect to any securities. The tender offer is made only by, and pursuant to the terms of, the Offer Documents. In addition, this news release does not constitute a notice of redemption of the TAM 2020 Notes or an obligation to issue a notice of redemption.

INVESTOR RELATIONS CONTACT INFORMATION

LATAM Airlines Group S.A.

Investor Relations

investor.relations@lan.com

Tel: (56-2) 565-8785

www.latamairlinesgroup.net

Forward-Looking Statements

This notice includes and references “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may relate to, among other things, LATAM Airlines Group’s business strategy, goals and expectations concerning its market position, future operations, margins and profitability.

Although the LATAM Airlines Group believes the assumptions upon which these forward-looking statements are based are reasonable, any of these assumptions could prove to be inaccurate and the forward-looking statements based on these assumptions could be incorrect.

The matters discussed in these forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results and trends to differ materially from those made, projected, or implied in or by the forward-looking statements depending on a variety of uncertainties or other factors.

LATAM Airlines Group undertakes no obligation to update any of its forward-looking statements.

About LATAM Airlines Group S.A.

LATAM Airlines Group S.A. is the new name given to LAN Airlines S.A. as a result of its association with TAM S.A. LATAM Airlines Group S.A. now includes LAN Airlines and its affiliates in Peru, Argentina, Colombia and Ecuador, and LAN Cargo and its affiliates, as well as TAM S.A. and its subsidiaries TAM Linhas Aereas S.A., including its business units TAM Transportes Aereos del Mercosur S.A., (TAM Airlines (Paraguay)) and Multiplus S.A. This association creates one of the largest airline groups in the world in terms of network connections, providing passenger transport services to about 135 destinations in 24 countries and cargo services to about 144 destinations in 26 countries, with a fleet of 314 aircraft. In total, LATAM Airlines Group S.A. has approximately 53,000 employees and its shares are traded in Santiago, as well as on the New York Stock Exchange, in the form of ADRs, and Sao Paulo Stock Exchange, in the form of BDRs.

LATAM AIRLINES GROUP S.A. ANNOUNCES RESULTS OF THE EARLY TENDER OF 9.50% SENIOR GUARANTEED NOTES DUE 2020 OF TAM CAPITAL 2 INC. IN RELATION TO CASH TENDER OFFER AND CONSENT SOLICITATION

Santiago, Chile, June 5, 2015 - LATAM Airlines Group S.A., (“LATAM Airlines Group” or the “Company”) (NYSE: LFL / IPSA: LAN / Bovespa: LATM33), TAM Capital 2 Inc. (the “Issuer”) and Citigroup Global Markets Inc. (the “Offeror” and the “Dealer Manager”) today announced the results of the early tenders (the “Early Tender Offer Results”) under the previously announced offer by the Offeror to purchase for cash (the “Tender Offer”) and consent solicitation by the Issuer (the “Consent Solicitation”) for the Issuer’s 9.50% Senior Guaranteed Notes due 2020 (the “Notes”).

As of 5:00 P.M., New York City time, on June 4, 2015 (the “Early Tender Date” or the “Withdrawal Deadline”, as applicable), holders of approximately $195,938,000 in principal amount, or 65.31%, of the outstanding Notes, not including those owned by the Issuer or any of its affiliates, had validly tendered (and not validly withdrawn) Notes to the Offeror in the Tender Offer and had validly delivered (and not validly revoked) consents in the Consent Solicitation. As a result, the Issuer will execute a supplemental indenture giving effect to the Majority Consent Amendments (as defined in the offer to purchase and consent solicitation statement dated May 21, 2015 (the “Tender Offer and Consent Solicitation Statement”)). In accordance with the terms and conditions of the Tender Offer and the Consent Solicitation, withdrawal rights with respect to the Notes have expired. Accordingly, Notes tendered in the past or future may not be withdrawn.

The Tender Offer is subject to the satisfaction of certain conditions set forth in the Tender Offer and Consent Solicitation Statement and the related letter of transmittal and consent (the “Letter of Transmittal”). In particular, the Tender Offer is subject to the Financing Condition and the Participation Condition (each as defined in the Tender Offer and Consent Solicitation Statement).

Holders that validly tendered prior to the Early Tender Date, and whose Notes were accepted, will receive total consideration of $1,053.00 per $1,000 principal amount of purchased Notes, which includes an early tender premium of $30.00 per $1,000 principal amount of Notes, plus accrued and unpaid interest up to, but not including the early settlement date, which is expected to be on June 8, 2015 (the “Early Settlement Date”).

Holders that validly tender after the Early Tender Date, but prior to the expiration of the Tender Offer, and whose Notes are accepted, will receive the tender offer consideration of $1,023.00 per $1,000 principal amount of Notes, plus accrued and unpaid interest up to, but not including, the final settlement date, which is expected to be within four business days following June 18, 2015. Holders of the Notes that tender after the Early Tender Date will not receive an early tender premium.

The Issuer currently intends to issue a notice of redemption pursuant to the redemption provision of the Indenture (as defined in the Tender Offer and Consent Solicitation Statement) to redeem any Notes that remain outstanding following the Early Settlement Date at a cash redemption price per $1,000 principal amount of the Notes equal to $1,047.50, plus accrued and unpaid interest to the redemption date. However, the Issuer is under no obligation to do so, and may elect not to do so on that date, or at all. This Statement does not constitute a notice of redemption under the redemption provision of the Indenture.

INVESTOR RELATIONS CONTACT INFORMATION

LATAM Airlines Group S.A.

Investor Relations

investor.relations@lan.com

Tel: (56-2) 565-8785

www.latamairlinesgroup.net

The Information Agent and Tender Agent for the Tender Offer and Consent Solicitation is Global Bondholder Services Corporation. To contact the Information Agent and Tender Agent, banks and brokers may call +1-212-430-3774, and others may call U.S. toll-free: 866-470-3900. The Information Agent and Tender Agent’s email is contact@gbsc-usa.com.

Any questions or requests for assistance may be directed to the Dealer Manager at its respective telephone numbers set forth below or, if by any Holder, to such Holder’s broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Tender Offer and Consent Solicitation.

The Sole Dealer Manager for the Tender Offer is:

Citigroup Global Markets Inc.

390 Greenwich Street

1st Floor

New York, New York 10013

Attention: Liability Group Management

U.S. Toll-Free: (800) 558-3745

Collect: (212) 723-6106

This notice does not constitute or form part of any offer or invitation to purchase, or any solicitation of any offer to sell, the Notes or any other securities in the United States or any other country, nor shall it or any part of it, or the fact of its release, form the basis of, or be relied on or in connection with, any contract therefor. This notice is also not a solicitation of any Consent to the Proposed Amendments. The Tender Offer and Consent Solicitation are made only by and pursuant to the terms of the Tender Offer and Consent Solicitation Statement and the related Letter of Transmittal and the information in this notice is qualified by reference to the Tender Offer and Consent Solicitation Statement and the related Letter of Transmittal. None of the Offeror, the Issuer, LATAM Airlines Group or the Information Agent and Tender Agent makes any recommendations as to whether holders should tender their Notes pursuant to the Tender Offer and deliver their Consents pursuant to the Consent Solicitation.

* * *

This notice to the market does not represent an offer to sell securities or a solicitation to buy securities in the United States or in any other country. The New Offering was not and will not be registered under the U.S. Securities Act of 1933 (“Securities Act”), as amended. Consequently, the notes issued in the New Offering are prohibited from being offered or sold in the United States or to U.S. citizens without the applicable registration or exemption from registration required under the Securities Act.

This notice to the market is released for disclosure purposes only, in accordance with applicable legislation. It not does not constitute marketing material, and should not be interpreted as advertising an offer to sell or soliciting any offer to buy securities issued by the Issuer, the Guarantors and LATAM Airlines Group. This notice to the market is not for distribution in or into or to any person located or resident in the United States, its territories and possessions, any state of the United States or the District of Columbia or in any jurisdiction where it is unlawful to release, publish or distribute this announcement.

Forward-Looking Statements

This notice includes and references “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may relate to, among other things, LATAM’s business strategy, goals and expectations concerning its market position, future operations, margins and profitability.

Although the Issuer and LATAM Airlines Group believe the assumptions upon which these forward-looking statements are based are reasonable, any of these assumptions could prove to be inaccurate and the forward-looking statements based on these assumptions could be incorrect.

The matters discussed in these forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results and trends to differ materially from those made, projected, or implied in or by the forward-looking statements depending on a variety of uncertainties or other factors.

The Issuer and LATAM Airlines Group undertake no obligation to update any of its forward-looking statements.

About LATAM Airlines Group S.A.

LATAM Airlines Group S.A. is the new name given to LAN Airlines S.A. as a result of its association with TAM S.A. LATAM Airlines Group S.A. now includes LAN Airlines and its affiliates in Peru, Argentina, Colombia and Ecuador, and LAN Cargo and its affiliates, as well as TAM S.A. and its subsidiaries TAM Linhas Aereas S.A., including its business units TAM Transportes Aereos del Mercosur S.A., (TAM Airlines (Paraguay)) and Multiplus S.A. This association creates one of the largest airline groups in the world in terms of network connections, providing passenger transport services to about 135 destinations in 24 countries and cargo services to about 144 destinations in 26 countries, with a fleet of 314 aircraft. In total, LATAM Airlines Group S.A. has approximately 53,000 employees and its shares are traded in Santiago, as well as on the New York Stock Exchange, in the form of ADRs, and Sao Paulo Stock Exchange, in the form of BDRs.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 5, 2015	LATAM AIRLINES GROUP S.A.

	By:	/s/ Cristian Toro
	Name:	Cristian Toro
	Title:	VP LEGAL LATAM